FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on April 1, 2011, by Panasonic Corporation (the registrant), announcing the effect of earthquake in the Tohoku region on business operations (2nd Report).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: April 4, 2011

April 1, 2011

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Effect of Earthquake in the Tohoku Region on Business Operations (2nd Report)

Osaka, Japan, April 1, 2011 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) extends its sympathy to everyone who has been affected by the major earthquake in the Tohoku region of Japan on March 11, 2011. The effects to our group as of today are as follows.

1.	Damage to Panasonic Group (as of April 1, 2011, 11:00 a.m. JST)

(1)	Damage to personnel

Panasonic has confirmed the safety of all employees. Some minor injuries to the employees are reported.

(2)	Damage to our production

AVC Networks Company Fukushima Factory (manufacturing digital cameras) and AVC Networks Company Sendai Factory (manufacturing optical pickups) restarted partial production operations today.

Plants that have restarted production operations are:

-	SANYO Electric Co., Ltd. Tokyo Plant located in Gunma (manufacturing commercial air conditioners, showcases etc): Production operations restarted from March 14.

-	AVC Networks Company Yamagata Factory (manufacturing Digital camera lens unit, SD memory cards): Partial production operations restarted from March 22.

-	AVC Networks Company Utsunomiya Factory (assembling LCD TVs): Partial production operations restarted from March 22.

-	Panasonic Electric Works Koriyama Co., Ltd. (manufacturing electronic materials): Production operations restarted from March 23.

While placing priority on the safety of Panasonic’s employees and in cooperation with the planned power outages scheduled by Tokyo Electric Power Co. and Tohoku Electric Power Co., Panasonic is preparing to resume production at factories in the affected region.

2.	Forecast of effect by the damage to our business performances

An announcement will be made promptly if a significant impact on Panasonic’s consolidated financial outlook for fiscal 2011 is foreseen.

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